# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 30, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Forest City Enterprises, Inc.

### File No. 001-04372 - CF# 24105

_____

Forest City Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 9, 2009.

Based on representations by Forest City Enterprises, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.37 | through January 31, 2019 |
| Exhibit 10.39 | through January 31, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel